UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by Asia Entertainment & Resources Ltd. (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions. Uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$39,840,817	$20,644,296
Accounts Receivable, Net	2,969,032	2,480,961
Markers Receivable	260,149,814	241,706,663
Prepaid Expenses and Other Assets	251,553	303,570
Total Current Assets	303,211,216	265,135,490

Intangible Assets (net of accumulated amortization of $17,454,613 and $12,553,037 at June 30, 2013 and December 31, 2012, respectively)	146,502,703	94,451,063
Goodwill	17,748,642	17,037,761
Property and Equipment (net of accumulated depreciation of $27,492 and $14,366 at June 30, 2013 and December 31, 2012, respectively)	65,648	13,698
Deferred Offering Costs	-	807,401
Other Assets	23,420	21,592
TOTAL ASSETS	$467,551,629	$377,467,005

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$40,225,365	$34,799,982
Accrued Expenses	19,229,681	14,091,723
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	10,000,000	-
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	31,232,308	-
King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	9,000,000
Loan Payable, Shareholders, current	29,032,597	2,214,078
Total Current Liabilities	138,719,951	60,105,783

Loan Payable, Shareholders	-	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	16,526,162	32,294,981
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	37,813,997	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	9,000,000
Total Liabilities	193,060,110	161,400,764

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 59,979,114 at June 30, 2013 and 41,177,217 at December 31, 2012, respectively.	5,997	4,118
Additional Paid-in Capital	128,425,102	69,670,922
Retained Earnings	145,661,185	145,828,260
Accumulated Comprehensive Income	399,235	562,941
Total Shareholders' Equity	274,491,519	216,066,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$467,551,629	$377,467,005

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-1

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenue from VIP Gaming Operations	$63,544,865	$58,531,067	$125,663,364	$125,849,178
Total Revenues	63,544,865	58,531,067	125,663,364	125,849,178

Expenses
- Commission to Agents	47,651,409	38,095,211	90,392,261	81,623,353
- Selling, General and Administrative Expenses	6,325,662	4,367,472	9,981,531	9,211,287
- Special Rolling Tax	446,199	468,249	855,794	1,006,662
- Amortization of Intangible Assets	2,548,542	1,268,319	4,977,454	2,536,835
Total Expenses	56,971,812	44,199,251	106,207,040	94,378,137

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	6,573,053	14,331,816	19,456,324	31,471,041

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming and Bao Li	(9,551,634)	7,705,352	(15,481,200)	5,894,431

Net Income (Loss) Attributable to Ordinary Shareholders	(2,978,581)	22,037,168	3,975,124	37,365,472

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	208,433	183,054	(163,706)	507,895
Total Comprehensive Income (Loss)	$(2,770,148)	$22,220,222	$3,811,418	$37,873,367

Net Income (Loss) Per Share
Basic	$(0.06)	$0.48	$0.09	$0.81
Diluted	$(0.06)	$0.48	$0.09	$0.81
Weighted Average Shares Outstanding
Basic	46,101,725	45,906,424	45,032,405	45,912,282
Diluted	46,101,725	45,906,917	45,292,949	46,029,232

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-2

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(Unaudited)

			Additional		Accumulated	Total
	Ordinary Shares		Paid-In	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income	Equity

Balances, January 1, 2013	41,177,217	$4,118	$69,670,922	$145,828,260	$562,941	$216,066,241

Ordinary shares repurchased and retired	(726,053)	(73)	(2,728,839)	-	-	(2,728,912)

Ordinary shares issued for cash at $3.00 per share- rights offering	9,784,950	978	29,353,872	-	-	29,354,850

Ordinary shares issued for repayment of shareholders loan	9,743,000	974	34,196,956	-	-	34,197,930

Rights offering costs for issuance of ordinary shares	-	-	(2,067,809)	-	-	(2,067,809)

Dividend paid	-	-	-	(4,142,199)	-	(4,142,199)

Net income	-	-	-	3,975,124	-	3,975,124

Foreign currency translation adjustment	-	-	-	-	(163,706)	(163,706)

Balances, June 30, 2013	59,979,114	$5,997	$128,425,102	$145,661,185	$399,235	$274,491,519

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-3

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2013	June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income Attributable to Ordinary Shareholders	$3,975,124	$37,365,472

Adjustments to reconcile net income to net cash provided by operating activities

Amortization of intangible assets	4,977,454	2,536,835
Change in fair value of contingent purchase price obligation for the acquisition of King's Gaming and Bao Li Gaming	15,481,200	(5,894,431)
Depreciation	13,131	6,622
Directors' stock-based compensation	-	346,000
Change in assets and liabilities
Accounts Receivable	(489,667)	(273,657)
Markers Receivable	(18,608,308)	15,000,494
Prepaid Expenses and Other Assets	49,941	165,305
Deferred Offering Costs Expensed	806,558	-
Lines of Credit Payable	5,448,234	(5,911,641)
Accrued Expenses	5,146,226	(4,435,905)
Net cash provided by operating activities	16,799,893	38,905,094

CASH FLOW FROM INVESTING ACTIVITIES

Cash paid for Oriental VIP Room acquisition	(10,000,000)	-
Purchase of property and equipment	(65,074)	-
Net cash used in investing activities	(10,065,074)	-

CASH FLOW FROM FINANCING ACTIVITIES

Contingent consideration paid for King's Gaming acquisition	(9,000,000)	(9,000,000)
Cash paid for shares repurchased	(2,728,912)	(124,207)
Professional fee payment for rights offering	(2,067,809)	-
Proceeds from issuance of ordinary shares	29,354,850	-
Proceeds from shareholder loans	1,071,670	1,919,088
Dividend paid	(4,142,199)	(7,527,988)
Net cash provided by (used in) financing activities	12,487,600	(14,733,107)

Net increase in cash and cash equivalents	19,222,419	24,171,987

Effect of foreign currency translation on cash	(25,898)	402,017

Cash and cash equivalents at beginning of period	20,644,296	16,718,565

Cash and cash equivalents at end of period	$39,840,817	$41,292,569

Non-cash Investing Activities
Estimated contingent purchase price-Oriental VIP Room	$47,813,997	$-

Non-cash Financing Activities
Ordinary shares issued for repayment of debt	$34,197,930	$-
Incentive shares issued for 2011 net income target	$-	$17,977,151
Incentive shares issued for King's Gaming 2011 net income target and relieved from contingent consideration	$-	$3,057,600

Director shares issued for compensation	$-	$346,000

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-4

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

 Note 1 – Organization and Business of Companies

 Asia Entertainment & Resources Ltd. (formerly CS China Acquisition Corp.) ("AERL" or the “Company”) was incorporated in the Cayman Islands on September 24, 2007 as a blank check company whose objective was to acquire, through a share exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in People’s Republic of China (“PRC”, “China”).

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with Asia Gaming & Resort Limited and its wholly owned subsidiaries, (collectively “AGRL”) and Spring Fortune Investments Ltd. (“Spring Fortune”) that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement, and AGRL became a wholly owned subsidiary of AERL, as discussed in Note 8.

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (‘‘VIEs’’) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies and the Collaborator through the profit interest agreements which were entered into on February 2, 2010 and agreements subsequent to that date.

On November 10, 2010, the Company entered into an agreement to acquire the right to 100% of the profits derived by King's Gaming Promotion Limited (“King's Gaming”) from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau as discussed in Note 9.

On May 15, 2011 the Company opened a new VIP gaming room at Galaxy Resort Macau located in Cotai, Macau.

On June 16, 2011, the Company closed the VIP gaming room at the MGM Grand Hotel and Casino in Macau.

Jubilee Dynasty Limited ("Jubilee Dynasty"), a subsidiary of AGRL, was incorporated on May 18, 2012.  The main asset of Jubilee Dynasty is the right to 100% of the profit derived by Bao Li Gaming Promotion Limited (“Bao Li” or “Bao Li Gaming”) from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau, pursuant to a profit interest agreement between Jubilee Dynasty and Bao Li effective September 1, 2012.

On September 5, 2012, the Company entered into an agreement to acquire the right to 100% of the profits derived by Bao Li Gaming from the promotion of a VIP gaming room at the City of Dreams Hotel and Casino in Macau as discussed in Note 10.

Frontier Champion Limited ("Frontier Champion"), a subsidiary of AGRL, was incorporated on May 28, 2013.  The main asset of Frontier Champion is the right to 100% of the profit derived by the Collaborator from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau, pursuant to a profit interest agreement between Frontier Champion and the Collaborator effective July 1, 2013.

On June 26, 2013, the Company entered into an agreement to acquire the right to 100% of the profits derived by the Collaborator from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau as discussed in Note 11. Vong Veng Im functions as a Collaborator for the licensed gaming promoter of the VIP gaming rooms at Le Royal Arc Casino in Macau. According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and registered with the Gaming Inspection and Coordination Bureau of the Macau SAR.

F-5

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Currently, Macau laws do not allow corporate entities, such as AERL, to directly operate a gaming promotion business in Macau.   Consequently, AERL’s gaming promotion business is operated through a series of contractual arrangements, including profit interest agreements that enable the AGRL subsidiaries to receive substantially all of the economic benefits of the Promoter Companies and the Collaborator and for AGRL to exercise effective control over the Promoter Companies and the Collaborator.

Management’s determination of the appropriate accounting method with respect to the AGRL VIEs is based on Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 810 “Consolidation of Variable Interest Entities" (“Topic 810”). AGRL consolidates the VIEs because the equity investors in the Promoter Companies and the Collaborator do not have the characteristics of a controlling financial interest and AERL through AGRL is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any.

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies and the Collaborator are consolidated with those of AERL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies and the Collaborator has been attributed to the former beneficiaries of the VIEs and has been disclosed as the prior owners' interest in pre-acquisition profit and has reduced income available to the ordinary shareholders.

The operations of AGRL's Promoter Companies (“Promoter Companies”) and Collaborator (“Vong Veng Im” or “Oriental VIP Room”) are based in Macau, and are subject to Macau jurisdiction. The Company operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau. AERL, its subsidiaries (including AGRL) and the Promoter Companies and the Collaborator are collectively referred to as the "Group".

VIP Gaming Promoter and Collaborator Agreements

Sang Heng’s Gaming Representative (VIP Room Promoter) Agreement dated as of February 1, 2008 entered into between Galaxy Casino, S.A., and Sang Heng allowed for the sharing of profits as a gaming representative of Iao Kun VIP Room in Star World Hotel and Casino in Macau for the period from November 30, 2007 to December 31, 2008. Pursuant to an agreement in October 2009, both parties agreed that Sang Heng should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Heng be compensated based upon a mutually agreed upon percentage of the win/losses of the VIP gaming room.

King’s Gaming’s Gaming Representative (VIP Room Promoter) Agreement was entered into in July 2008 between Venetian Macau S.A. and King's Gaming which allowed for the sharing of profits as a gaming representative of Wenzhou VIP Room in Venetian Hotel and Casino in Macau for the period ended December 31, 2008. The agreement was renewed in January 2009 for the period from January 1, 2009 to December 31, 2009. Pursuant to an agreement in September 2009, both parties agreed that King's Gaming should be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on November 1, 2009. The agreement automatically renews annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that King’s Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

Sang Lung’s Gaming Representative (VIP Room Promoter) Agreement dated as of June 24, 2011 entered into between Galaxy Casino, S.A., and Sang Lung allowed for Sang Lung to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement became effective on July 1, 2011. The agreement must be, and has been, renewed annually. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Sang Lung be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

F-6

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Bao Li’s Gaming Promoter Agreement dated as of February 7, 2011 entered into between Melco Crown Gaming (Macau) Limited and Bao Li Gaming which allowed for Bao Li Gaming to be compensated in accordance with Order no. 83/2009 of the Secretary for the Economy and Finances of the Macau SAR, which provides the maximum commission for gaming activity of promotion of games at 1.25% of the rolling chip turnover. The agreement automatically renews annually. As a matter of convenience and to maintain flexibility in remuneration methods, the Company also entered into an agreement with Melco Crown Gaming (Macau) Limited to share in the casino’s VIP gaming room wins/losses from the gaming patrons recruited by the Company. Either the Promoter or the Casino Operator may adjust these arrangements with adequate notice and agreement by both parties to the arrangement. Effective September 1, 2012, both parties agreed to change to the revenue sharing model to provide that Bao Li Gaming be compensated based upon a mutually agreed upon percentage of the wins/losses of the VIP gaming room.

The Collaborator Agreement dated December 17, 2012 entered into between the licensed gaming promoter and the Collaborator allows the Collaborator to be compensated based upon a mutually agreed-upon percentage of the win/losses of the Oriental VIP Room at the Le Royal Arc Casino.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements as of June 30, 2013 and for the three and six month periods ended June 30, 2013 and 2012 are unaudited. The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position of the Company as of June 30, 2013 and the results of its operations and cash flows for the three and six month periods ended June 30, 2013 and 2012. Operating results as presented are not necessarily indicative of the results to be expected for a full year. These financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto included in the Company’s Form 20-F filed on April 5, 2013 with the Securities and Exchange Commission for the year ended December 31, 2012.

Principles of Consolidation

The operations of the Promoter Companies and the Collaborator are consolidated with those of AGRL and its wholly owned subsidiaries and AERL as of June 30, 2013 and December 31, 2012 and for the three and six month periods ended June 30, 2013 and 2012. Intercompany transactions and account balances have been eliminated. Unless otherwise indicated all currency amounts are in United States Dollars.

Fiscal Year End

The fiscal year end of the Company is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the management and on various other assumptions that the management believes to be reasonable under the circumstances. The Company has made significant estimates of the contingent purchase price due for the King's Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions in these consolidated financial statements. Actual results could vary from those estimates.

F-7

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Revenue Recognition

Revenue from VIP gaming room promotion operations is recorded monthly based upon the Promoter Companies’ and the Collaborator’s share of the net gaming wins or as a percentage of non-negotiable chips wagered in VIP gaming rooms. The amounts due to the Promoter Companies and the Collaborator are calculated and reported by the Casino Operators and the Promoter on a monthly basis, usually within two days of the month end.

Additionally, the Promoter Companies and the Collaborator earn revenues based upon percentages of non-negotiable chips wagered in the VIP gaming rooms (typically 0.05%), which is available to offset costs incurred for accommodations, food and beverage and other services furnished to gaming patrons and is included in gross revenues.  These revenues are included in revenue from VIP gaming room promotion operations in the accompanying consolidated statements of operations.

In July 2009, all concessionaires and sub-concessionaires entered into an agreement to cap gaming promoter commissions. Under this agreement, commission payments to gaming promoters cannot exceed 1.25% of the rolling chip turnover regardless of the commission structure adopted. As a result of the amendments made to Administrative Regulation No. 6/2002 by Administrative Regulation 27/2009 dated August 10, 2009, the Secretary of Economy and Finance of the Macau SAR now has the authority to issue a dispatch implementing the 1.25% gaming promoter commission cap, as agreed between all concessionaires and sub-concessionaires.  The amendment sets forth standards for what constitutes a commission to gaming promoters, including all types of payments, either monetary or in specie, that are made to gaming promoters such as food and beverage, hotel and other services and allowances. The amendment also imposes obligations on gaming promoters and Casino Operators to report regularly to the Gaming Inspection and Coordination Bureau of the Macau SAR and imposes fines or other sanctions for noncompliance with the commission cap or the monthly obligations to report and detail the amount of commissions paid to gaming promoters.

Beginning in October 2009, Star World Hotel and Casino agreed to revise the Sang Heng Agreement and removed the win/loss sharing component and replaced it with a commission payable to Sang Heng at a rate of 1.25% of the rolling chip turnover.  The Sang Lung and King’s Gaming arrangements were also based on 1.25% of the rolling chip turnover.  Management believed that this change in the revenue structure had reduced the inherent risk in promoting a VIP gaming room, due to the fluctuation surrounding gaming wins and losses.  The fixed commission revenues were based only on the amount of the rolling chip turnover, rather than the win/loss of the gaming operations.  Total rolling chip turnover in the Group’s VIP gaming rooms was approximately $4,464,312,000 and $4,682,430,000 during the three months ended June 30, 2013 and 2012, respectively; and $8,560,354,000 and $10,066,704,000 during the six months ended June 30, 2013 and 2012, respectively.

On August 1, 2012, the Company announced that beginning on September 1, 2012, it would be changing its remuneration model from a fixed commission model of 1.25% of the rolling chip turnover to a revenue sharing model. The decision to change from the fixed commission model to the revenue sharing model was made as a result of the Company’s expansion into four VIP gaming rooms with the ability to spread the risk of fluctuations surrounding gaming wins and losses. Additionally, management has initiated a new program for junket agents that provide their own credit to gaming patrons, allowing the junket agent to assume some of the risk of gaming losses or receive increased commissions as a result of gaming wins. Win rate was 3.06% and 3.10% during the three months ended June 30, 2013 and 2012 respectively; and 3.17% and 3.01% during the six months ended June 30, 2013 and 2012, respectively. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gross wins and losses divided by Rolling Chip Turnover).

VIP Gaming Room Cage and Marker Accounting

In the VIP gaming rooms, gaming patrons primarily purchase non-negotiable chips from the cage either with cash, cash chips, cashier’s order, or markers (short term, non-interest bearing loans). Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips. If the gaming patrons continue to play, they must exchange the cash chips for non-negotiable chips, which is the basis for commission.  The wager of the non-negotiable chips by the gaming patrons in the VIP gaming room is recorded as rolling chip turnover and provides a basis for measuring VIP gaming room win percentage. It is customary in Macau to measure VIP gaming room play using this rolling chip method.

F-8

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

A gaming patron can be a player, a junket agent or even a collaborator. Whoever signs on the marker and takes delivery of the non-negotiable chips at the casino cage and carries them over to the game table is the borrower. It is also common practice that the gaming patron taking delivery of the non-negotiable chips shares the chips with other gaming patrons for the purpose of achieving a higher rolling volume (if the gaming patron is a junket agent, they are entitled to receive rolling commission even when the borrowed chips are wagered by third parties acquainted with them - offset against any credit extended to them) without receiving immediate payment in cash for the non-negotiable chips. Under Macau law, licensed gaming promoters are permitted to extend credit to gaming patrons creating a civil obligation to pay. This credit is typically unsecured but is generally offset by the rolling commissions payable to a gaming patron.

The Group, through the Promoter Companies and the Collaborator, extends credit to junket agents. A majority of the Group’s consolidated markers receivable are owed by junket agents from Macau and the rest are primarily in Asia. In addition to enforceability issues, the collectability of markers receivable from foreign junket agents is affected by a number of factors including changes in economic conditions in the junket agents’ home countries. As of June 30, 2013 and December 31, 2012, markers receivable amounted to $260,149,814 and $241,706,663, respectively.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau and Hong Kong. To the extent that junket agents of the Group, through the Promoter Companies and the Collaborator, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The following is a summary of an aging of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction/Aging	June 30, 2013	% of total markers receivable	December 31, 2012	% of total markers receivable
PRC
0-30 days	$53,901,989		$40,749,342
31-60 days	31,414,463		28,065,490
61-90 days	20,308,652		26,651,442
Greater than 90 days	-		4,012,489
Total	$105,625,104	41%	$99,478,763	41%

The Group regularly evaluates the allowance for uncollectible marker receivable based on a specific review of junket agent accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. Upon the completion of the acquisition of AGRL by AERL, Messrs. Lam and Vong guaranteed all markers receivable in the Company’s VIP gaming rooms. The guarantees by Messrs. Lam and Vong do not cover markers receivable attributable to the junket agent networks of Mr. Mok, Mr. Lou and Mr. Lei or Mr. Vong as described below. The guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for the working capital. Upon the acquisition of King’s Gaming, Mr. Mok has guaranteed the collection of all markers receivable attributable to Mr. Mok and his network of junket agents at both King’s Gaming’s existing VIP gaming room and the Group’s existing and future VIP gaming rooms. Upon the acquisition of Bao Li Gaming, Mr. Lou and Mr. Lei guaranteed the collection of all markers receivable attributable to them and their network of junket agents at both Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms through December 31, 2015. Upon the acquisition of the Oriental VIP room, Mr. Vong Veng Im guaranteed the collection of all markers receivable attributable to the Collaborator and his network of junket agents at both the Oriental VIP Room existing and the Company’s existing and future VIP gaming rooms through June 30, 2016.Therefore, as of June 30, 2013 and December 31, 2012, management believes that an allowance for uncollectible markers receivable is not necessary.

F-9

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Deferred Offering Cost

Deferred offering costs, consisting of legal, accounting and filing fees relating to a proposed offering of Ordinary Shares on the Hong Kong Stock Exchange were capitalized. Deferred offering costs, totaling $1,622,008 were expensed to selling, general and administrative expenses based upon management’s decision to not offer new Ordinary Shares as part of its planned listing on the Hong Kong Stock Exchange. Therefore, the balance of deferred offering cost was zero as of June 30, 2013.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.
Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Group's financial instruments, none of which are held for trading purposes, including cash and cash equivalents, accounts receivable, markers receivable, certain other current assets, lines of credit payable, accrued expenses, and loan payable to shareholders the carrying values of these financial instruments, other than long-term loan payable to shareholders, approximate their fair value due to their short maturities.  The carrying value of long-term loan payable to shareholders approximates their fair value since they guarantee the markers receivable.  The payables-King’s Gaming, Bao Li and Oriental VIP Room acquisitions were initially recognized for the fair values of the acquisition contingent consideration and are adjusted to the fair value at each subsequent reporting date (see Notes 9, Note 10 and Note 11).

At least annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and other information. There were no changes in the valuation techniques during the six months ended June 30, 2013.

F-10

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Fair Value
Contingent Consideration	at 6/30/2013	Valuation Techniques	Unobservable Input	Range

King’s Gaming	$9,000,000	Forecasted Performance, 2013-2022	Chip Turnover Annual Growth	1.9% - 15.0%

		Forecasted Performance, 2013-2022	Operating Income/Chip Turnover	0.29% - 0.31%

		Monte Carlo Method	Average Simulated Share Prices	$4.22- $5.29

Oriental VIP Room	$47,813,997	Forecasted Performance, 2013-2015	Chip Turnover Annual Growth	8.6% - (16.0%)

		Monte Carlo Method	Average Simulated Share Prices	$3.87- $4.00

Bao-Li Gaming	$47,758,470	Forecasted Performance, 2013-2015	Chip Turnover Annual Growth	10.0% - (60.0%)

		Monte Carlo Method	Average Simulated Share Prices	$4.20- $4.31

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration for the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions are the forecasted performance results of the operations of King’s Gaming, Bao Li Gaming and Oriental VIP Room and the simulated share prices of the Company’s Ordinary Shares under the Monte Carlo method. Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash chips, non-negotiable chips and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are principally comprised of net gaming revenues, fees and incentives revenues receivable, which do not bear interest and are recorded at amounts due from the Casino Operators.

When deemed necessary, the Group records an allowance for doubtful accounts which represents management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management believes that all outstanding balances are collectible and therefore an allowance has not been established. Although management believes that no allowance is currently necessary, it is possible that the estimated amount of cash collections with respect to accounts receivable could change.

F-11

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Earnings Per Share

The calculations of earnings per share are computed as follows for the three and six months ended June 30, 2013 and 2012:

	Three Months	Three Months Ended	Six Months	Six Months Ended
	Ended	June 30, 2012	Ended	June 30, 2012
	June 30, 2013	(Restated)	June 30, 2013	(Restated)
Numerator:
Net income (loss) attributable to Ordinary Shareholders for basic and diluted earnings per share	$(2,978,581)	$22,037,168	$3,975,124	$37,365,472
Denominator:
Denominator for basic earnings per share
- Weighted-average Ordinary Shares outstanding during the period	46,101,725	45,906,424	45,032,405	45,912,282
Effect of dilutive securities:
- Bao Li earn out shares	-	-	260,544	-
- Weighted average Unit Purchase Option	-	493	-	116,950
Denominator for diluted earnings per share	46,101,725	45,906,917	45,292,949	46,029,232

Basic earnings (loss) per share	$(0.06)	$0.48	$0.09	$0.81
Diluted earnings (loss) per share	$(0.06)	$0.48	$0.09	$0.81

AGRL did not achieve the performance target for the year ended December 31, 2012 and no incentive shares were issued. King’s Gaming did not meet its 2012 Gross Profit Target to exceed $7,380,000 and no incentive shares were issued.

In 2011, the Company decided that a portion of the Directors fees and officers remuneration would be paid in Ordinary Shares. The shares are to be issued in January of each year.  A total of 60,610 were issued in July 2013 to satisfy the Company’s obligations for 2012 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and six months ended June 30, 2013. A total of 50,400 shares were issued on April 24, 2012 to satisfy the Company’s obligations for 2011 and 2010 and have been included in basic and diluted earnings per share based on the weighted average shares for the three and six months ended June 30, 2012. A liability of approximately $309,000 and $209,000 is included in accrued expenses at June 30, 2013 and December 31, 2012, respectively.

The Company has 1,440,000 dilutive potential Ordinary Shares related to the Underwriter Unit Purchase Option (UPO). The UPO expires on August 10, 2013.

F-12

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Company issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013.Accordingly, as required by FASB ASC Topic 260 “Earnings Per Share” the number of weighted average Ordinary Shares outstanding for basic and diluted earnings per share have been increased retroactively by a factor of 1.081 for all periods presented before June 21, 2013. This factor represents the impact of the bonus element of the rights offering on the Company’s Ordinary Shares, based upon the closing price of the Ordinary Shares immediately prior to the rights trading separately from the Ordinary Shares on June 5, 2013 ($4.07 per share), and the expected proceeds from the rights offering.

 Goodwill and Other Intangible Assets

The Company amortizes intangible assets over their estimated useful lives unless it is determined their lives to be indefinite. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. Management performs impairment tests more frequently than annually if events or circumstances indicate that the value of goodwill or intangible assets with indefinite lives might be impaired.

The following are the useful lives of the respective finite-lived intangible assets:

Bad Debt Guarantee	3 to 5.5 years	Based upon six months after the expiration of the employment agreement or at the expiration of the employment agreement

Non-Compete agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Profit interest agreement	9 to 11.7 years	Based upon the termination date of the casino's license or June 2022

Indefinite Useful Life Assets

Goodwill is evaluated for possible impairment by comparing the fair value of a business unit with its carrying value, including the goodwill assigned to that business unit. Fair value of a business unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a business unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows. Under the market approach, the fair value of a business unit is derived from recent market transactions involving merger and acquisition and/or publicly-traded guideline companies deemed broadly similar to the subject business unit. An impairment charge is recorded if the carrying value of the goodwill exceeds its implied fair value.  Assets with indefinite useful lives are not subject to amortization and are tested for impairment annually or more frequently if events or circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the asset does not exceed the fair value, no impairment is recognized.

Impairment of Long-lived Assets

The Company evaluates when events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows was less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location by location basis by comparing the fair value of the asset with its carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets’ carrying amount or fair value less costs related to the assets’ disposition. No impairment has been recognized.

F-13

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Advertising Costs

Costs for advertising and marketing are expensed the first time the advertising or marketing takes place or as incurred. Advertising and marketing costs for ongoing operations are included in selling, general and administrative expense.  During the three months ended June 30, 2013 and 2012, the Group incurred advertising costs of $29,453 and $34,524, respectively; and $32,304 and $88,139 for the six months ended June 30, 2013 and 2012, respectively.

Stock-Based Compensation

The Company awards stock and other equity-based instruments to its employees, directors and consultants (collectively "share-based payments"). Compensation cost related to such awards is recorded when earned.  Ordinary Shares are issued to the directors subsequent to year end based on average trading price prior to December 31 each year.  All of the Company's stock-based compensation is based on grants of equity instruments and no liability awards have been granted. All of the Company directors presently receive $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year.  As of June 30, 2013, the Company has reserved a total of 60,610 Ordinary Shares for issuance to the Company's directors and key management employees, respectively.

In December 2011, the shareholders approved the 2011 Omnibus Securities and Incentive Plan (the “Plan”). The purpose of the plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and nonemployee consultants to the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company’s shareholders. The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing up to a maximum of 200,000 Ordinary Shares, as may be best suited to the circumstances of the particular Employee, Director or Consultant. On April 24, 2012, 50,400 Ordinary Shares were issued and on July 3, 2013, 60,610 ordinary shares were issued.

Foreign Currency

The reporting currency of AERL is in the United States dollar ("US $", "$", “Reporting Currency”).  AERL and AGRL’s and the Promoter Companies' and the Collaborator’s functional currency is the Hong Kong Dollar (“HKD $”, “Functional Currency”).  Monetary assets and liabilities denominated in currencies other than the Functional Currency are translated into the Functional Currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the Functional Currency are translated into the Functional Currency at the exchange rates prevailing on the dates of the transaction.

Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective period.

For financial reporting purposes, the consolidated financial statements of the Group, which are prepared using the Functional Currency, are then translated into the Reporting Currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders' equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign currency translation adjustment in other comprehensive income, a component of shareholders' equity.

	June 30, 2013	June 30, 2012	December 31, 2012
Period end HK$:US$ exchange rate	$7.76	$7.76	$7.75
Average three-months ended HK$:US$ exchange rate	$7.76	$7.76	$-
Average six-months ended HK$:US$ exchange rate	$7.76	$7.76	$-
Average annual HK$:US$ exchange rate	$-	$-	$7.76

F-14

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Comprehensive Income

The Group follows standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated comprehensive income, as presented on the accompanying consolidated statements of changes in equity, is the cumulative foreign currency translation adjustment.

Economic and political risks

The Group’s current operations are conducted in Macau and Hong Kong. Accordingly, the Group’s consolidated financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Group’s operations in Macau and Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s consolidated results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Note 3 — Accounts Receivable

Accounts receivable consisted of the following:

	June 30,	December 31,
	2013	2012

Gaming revenues receivable	$2,969,032	$2,480,961

As of June 30, 2013, accounts receivable were due from four Casino Operators. The accounts receivable from the four casinos at June 30, 2013 were 67%, 8%, 15% and 10% of total receivables. As of December 31, 2012, accounts receivable were due from three Casino Operators.  The accounts receivable from the three casinos at December 31, 2012 were 32%, 26% and 42% of total receivables.

F-15

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 — Intangible Assets

Intangible assets as of June 30, 2013 and December 31, 2012 consist of the following:

	Bad Debt	Non-Compete	Profit Interest
	Guarantee	Agreement	Agreement	Total
Amortized intangible assets:
Gross carrying amounts:
Balance as of December 31, 2012	$589,432	$1,517,220	$104,821,571	$106,928,223
Acquisition	16,881	305,927	56,758,004	57,080,812
Foreign currency translation	(191)	(576)	(50,952)	(51,719)
Balance as of June 30, 2013	606,122	1,822,571	161,528,623	163,957,316

Accumulated amortization
Balance as of December 31, 2012	$196,153	$164,633	$12,116,373	$12,477,159
Amortization expense	60,728	70,657	4,846,069	4,977,454
Balance as of June 30, 2013	256,881	235,290	16,962,442	17,454,613
Total amortized intangible assets	$349,241	$1,587,281	$144,566,181	$146,502,703

	Goodwill
Unamortized intangible assets:
Balance as of December 31, 2012	$17,037,761
Acquisition	722,748
Foreign currency translation	(11,867)
Balance as of June 30, 2013	$17,748,642

Amortization expense for the three months ended June 30, 2013 and 2012 was $2,548,542 and $1,268,319, respectively; and $4,977,454 and $2,536,835 for the six months ended June 30, 2013 and 2012, respectively.

Estimated amortization expense of intangibles for the next five years and thereafter is as follows:

2013 (6 months)	$8,150,563
2014	16,301,125
2015	16,301,125
2016	16,205,152
2017	16,174,038
Thereafter	73,370,700
$146,502,703

Note 5 — Lines of Credit Payable

Lines of Credit Payable consisted of the following:

	June 30,	December 31,
	2013	2012

Due to Casino Operators	$40,225,365	$34,799,982

 Due to Casino Operators represents an advance of non-negotiable chips to Sang Heng, Sang Lung, King's Gaming and Bao Li Gaming and are interest free and renewable monthly.

F-16

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Casino Operators have extended lines of credit totaling approximately $59,307,000 and $59,349,000 as of June 30, 2013 and December 31, 2012, respectively.  The lines of credit may be exceeded from time to time at the discretion of the Casino Operators.  The lines of credit for Sang Heng, Sang Lung and King’s Gaming are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.  The line of credit for Bao Li Gaming is guaranteed by Mr. Lou and is secured by his personal check.

Note 6 — Accrued Expenses

Accrued Expenses consist of the following:

	June 30,	December 31,
	2013	2012

Commission payable-Junket Agents	$13,679,856	$12,314,860
Management fee payable-related party (Note 12)	515,710	567,684
Management and Directors' compensation	607,396	502,437
Accrued Acquisition Costs- Oriental VIP room (Note 11)	1,133,850	-
Accrued Rights Offering Costs (Note 12)	2,015,152	-
Others	1,277,717	706,742

	$19,229,681	$14,091,723

Note 7 — Loans Payable, Shareholders

On February 2, 2010, AGRL entered in to an agreement with Messrs. Lam and Vong to provide funding for working capital and to advance funds to the Promoter Companies.  Pursuant to the agreement, the loans will be in an amount not less than $19,300,000 on and after February 2, 2010 (the date of the acquisition of AGRL by AERL), not less than $45,000,000 on and after March 31, 2010 and until the agreement is terminated. This funding commitment terminates at the end of the fiscal quarter that AGRL’s working capital is not less than $100,000,000, exclusive of any working capital provided by Messrs. Lam and Vong.  If at any time the balance exceeds the minimum requirement, Messrs. Lam and Vong may request repayment for the excess amount.

In conjunction with the rights offering completed in June 2013 (See Note 12), and the regulatory requirements of the Company’s planned listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange, the Company repaid $34,197,930 of the balance of the loans provided by Messrs. Lam and Vong. A total of 3,312,620 Ordinary Shares were issued at $4.50 per share and 6,430,380 were issued at $3.00 per share to reduce the outstanding shareholders loan balance. The balance of $25,802,070 was repaid out of the cash proceeds from the rights offering in July 2013. Any remaining balance is expected to be repaid prior to the listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange.

As of June 30, 2013 and December 31, 2012, the amount of the funding advanced to AGRL by Messrs. Lam and Vong was approximately $29,032,597 and $62,214,078, respectively.  Messrs. Lam and Vong also guarantee to AGRL the repayment of the loans made by AGRL to the Promoter Companies.  Any amounts due to AGRL pursuant to the guaranty provided by Messrs. Lam and Vong may, at AGRL's election, be offset against amounts owing Messrs. Lam and Vong by AGRL pursuant to the agreement.

On April 18, 2011, the terms of the loan agreement were amended and the loan amount totaling $60,000,000 ($30,000,000 each to Messrs. Lam and Vong) was fixed, non-interest bearing and due on April 18, 2014.   In conjunction with the loan amendment, the loans are convertible at the option of the lenders at a rate of $20 per Ordinary Share or an aggregate of 3,000,000 Ordinary Shares.  Additionally, should the closing price of the Ordinary Shares as reported by the Nasdaq Stock Market for any ten (10) consecutive Trading Days following the date of amendment equals or exceeds $25, the Company shall have the right to convert all of the loans at a rate of $20 per Ordinary Shares, or an aggregate of 3,000,000 Ordinary Shares.  As a result of the loan repayments, the loans are no longer convertible under these terms.

F-17

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 8 — Acquisition of AGRL

On October 6, 2009, AERL entered into a Stock Purchase Agreement, subsequently amended on November 10, 2009, December 9, 2009, January 11, 2010 and April 18, 2011 (the “Agreement”), with AGRL and Spring Fortune that provided for the acquisition by AERL from Spring Fortune of all of the outstanding capital stock of AGRL.  On February 2, 2010, the acquisition was consummated pursuant to the terms of the Agreement and AGRL became a wholly owned subsidiary of AERL.

The amendment dated April 18, 2011 increased the amount of the incentive targets from $49,500,000 to $65,000,000 for the year ended December 31, 2011 and from $58,000,000 to $78,000,000 for the year ended December 31, 2012 to receive 2,573,000 incentive shares for each year.  Additionally, the additional incentive target to earn 530,000 Ordinary Shares in 2011 and 2012 was increased from $75,000,000 to $78,000,000 and from $82,500,000 to $94,000,000, respectively.

AGRL achieved the performance target for the year ended December 31, 2011 of $65,000,000 to earn 2,573,000 Ordinary Shares and the additional incentive target of $78,000,000 to earn 530,000 Ordinary Shares in 2011 pursuant to the Agreement. The shares were issued subsequent to the filing of the 2011 annual report on Form 20-F. The issuance is treated similar to a stock dividend and resulted in an increase to Ordinary Shares and Additional Paid in Capital totaling $17,977,151 and a decrease to Retained Earnings of $17,977,151.

Additionally, the Company issued 4,210,000 shares as a result of the filing of Form 20-F for the fiscal year ended December 31, 2010 in May of 2011.  The shares are considered to be issued as part of the merger and therefore have been treated as issued for no additional cost or compensation.  The issuance is treated as an increase to Ordinary Shares and a decrease to Retained Earnings of $421 to reflect the par value of the Ordinary Shares.  The Company considered indicators to determine if the contingent payments as a result of the reverse merger between AGRL and AERL constituted a form of additional compensation to/or profit sharing with the sellers and concluded they are not to be treated as additional compensation or profit sharing.

AGRL did not achieve the performance target for the year ended December 31, 2012 and no incentive shares were issued.

Note 9—Acquisition of King’s Gaming Promotion Limited

On November 10, 2010, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“King’s Gaming Purchase Agreement”) with Mr. Mok  and Mr. Wong (together, the “King’s Gaming Seller”), to acquire the right to 100% of the profit interest derived by King’s Gaming, effective November 1, 2010, from the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau for an aggregate amount of (i) up to $36,000,000, of which $9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares of the Company (the “Purchase Price”) issued at the closing. The balance of $27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the King’s Gaming Seller in accordance with the terms of the King’s Gaming Purchase Agreement) and shall be paid to the Seller in installments of $9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit requirement equal to $6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) $9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the King’s Gaming Purchase Agreement) shall be released and issued to the Seller as follows:

F-18

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Gross Profit Target	Earnout/Incentive	Additional
Year	For Earnout/Incentive Shares	Shares	Incentive Shares
2011	$6,150,000	500,000	*
2012	$7,380,000	500,000	*
2013	$8,860,000	500,000	*
2014	$9,740,000	100,000	*
2015	$10,720,000	100,000	*
2016	$11,790,000	100,000	*
2017	$12,970,000	100,000	*
2018	$14,260,000	100,000	*
2019	$15,690,000	100,000	*
2020	$17,260,000	100,000	*

*- For each $1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares will be issued.  The Seller is not entitled to any Additional Shares on a pro rata basis for multiples of less or greater than $1,000,000.

For the year ended December 31, 2011, Incentive Shares of 500,000 were earned since King’s Gaming met its 2011 Gross Profit Target exceeding $6,150,000 and earned additional incentive shares of 20,000 by exceeding its Gross Profit Target by over $2,000,000.

King’s Gaming did not meet its 2012 Gross Profit Target and no incentive shares were issued.

 Additionally, Mr. Mok has agreed to provide a personal guaranty, for so long as he is employed by the Company or King’s Gaming providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the King’s Gaming Purchase Agreement, including, but not limited to any bad debts the Seller network of junket agents may have incurred or may incur in the future.

As of December 31, 2010, the total estimated purchase price of $75,973,890, consisting of $9 million in cash, 1.5 million Ordinary Shares valued at $10.74 per share for a value of $16,110,000, and estimated contingent consideration of $50,863,890 consisting of contingent cash and Ordinary Shares, was allocated based on valuations performed to determine the fair values of the acquired assets, as follows:

Gaming License Deposit	$12,446
Bad Debt Guarantee	466,116
Non-Compete agreement	792,304
Profit interest agreement	59,694,600
Goodwill	15,008,424

Total Estimated Purchase Price	$75,973,890

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $50,857,564 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the Gross Profit targets at December 31, 2010. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profits are achieved over the earn-out period. Actual achievement of gross profit range for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate.  During the three and six months ended June 30, 2013, the Company did not recognize any gains or losses due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements as there were no changes to the performance expectations, the same as December 31, 2012 and March 31, 2013 the Company can only meet the minimum Gross Profit requirement of $6,150,000 (the “Minimum Gross Profit Requirement”) but not the Gross Profit Target for 2013 and no ordinary shares are expected to be issued. During the three and six months ended June 30, 2012, the Company recognized gains of $7,705,352 and $5,894,431, respectively due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

F-19

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2012	$18,000,000
Cash Consideration Paid	(9,000,000)
Ordinary Shares Issued	-
Change in Fair Value of Contingent Consideration	-
Foreign Currency Translation Adjustment	-
Contingent Consideration Payable as of June 30, 2013	$9,000,000

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its former location at the Venetian Hotel and Casino on Cotai in Macau (now located at the Sands Cotai Central Casino). Additional factors include the synergies between the operations of King's Gaming and the operations of Sang Heng, Sang Lung, Bao Li and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at either a high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

Note 10—Acquisition of Bao Li Gaming Promotion Limited

On September 12, 2012, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Bao Li Purchase Agreement”) with Mr. Lou  and Mr. Lei (together, the “Bao Li Seller”), to acquire the right to 100% of the profit derived by Bao Li Gaming, effective September 1, 2012, from the promotion of the VIP gaming room at the City of Dreams Hotel and Casino in Macau for an aggregate amount of $15,000,000, of which $7,500,000 was paid upon the satisfaction of all conditions to closing and $7,500,000 paid at the closing (the “Purchase Price”). Additionally, the Company reimbursed the Seller approximately $146,026 for cash and incentive receivables acquired.

For purposes of the Bao Li Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Bao Li Seller’s network of junket agents purchases from Bao Li Gaming’s and the Company’s VIP gaming rooms attributable to the Bao Li Seller’s network of junket agents at Bao Li Gaming’s existing VIP gaming room and the Company’s existing and future VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to issue to the Bao Li Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three years following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three years following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Bao Li Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Bao Li Seller will not be entitled to receive any earnout payments.

F-20

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Bao Li Purchase Agreement) shall be released and issued to the Bao Li Seller as follows:

	Rolling Chip Turnover Target
Year	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
2013	$2,500,000,000	$13,000,000	625,000	*
2014	$2,500,000,000	$13,000,000	625,000	*
2015	$2,500,000,000	$13,000,000	625,000	*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued.

Additionally, Mr. Lou and Mr. Lei have agreed to provide personal guarantees, through December 31, 2015 providing for the guaranty of all obligations of Bao Li Gaming and the Seller pursuant to the Bao Li Purchase Agreement, including, but not limited to any bad debts the Bao Li Seller network of junket agents may have incurred or may incur in the future.

As of September 12, 2012, the total estimated purchase price of $48,007,120 consisting of $15,146,026 in cash, and estimated contingent consideration of $32,861,094 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Gaming License Deposit	$12,520
Cash and Incentive Receivables	146,026
Bad Debt Guarantee	122,381
Non-Compete agreement	723,484
Profit interest agreement	45,016,159
Goodwill	1,986,550

Total Estimated Purchase Price	$48,007,120

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $47,758,470 and $32,294,981 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at June 30, 2013 and December 31, 2012, respectively. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. During the three and six months ended June 30, 2013, the Company recognized losses of $9,551,634 and $15,481,200 due to the change in the fair value of the contingent consideration utilizing Level 3 fair value measurements.  Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

The following is a reconciliation of the change in fair value of the contingent consideration:

Contingent Consideration as of December 31, 2012	$32,294,981
Change in Fair Value of Contingent Consideration	15,481,200
Foreign Currency Translation Adjustment	(17,711)
Contingent Consideration Payable as of June30, 2013	$47,758,470

F-21

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the City of Dreams Hotel and Casino in Macau. Additional factors include the synergies between the operations of Bao Li Gaming and the operations of Sang Heng, Sang Lung, King’s Gaming and Oriental VIP Room, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at another high end luxury Cotai location or a high end luxury downtown Macau location. These factors do not qualify for separate recognition in the overall purchase price allocation.

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of Bao Li Gaming:

Years Ended December 31,	Total Contingent Consideration

2014	$31,232,308
2015	16,526,162
$47,758,470

Note 11 — Acquisition of the Oriental VIP Room

On June 26, 2013, the Company completed the purchase of the profit interest pursuant to  a Profit Interest Purchase Agreement  (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the operations, effective July1, 2013, from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau for an aggregate amount of $20,000,000 in cash, of which $10,000,000 was paid at the closing and $10,000,000 will be paid at a subsequent closing (the “Purchase Price”), upon the completion of certain conditions. Mr. Vong is a collaborator for the gaming promoter license holder at the Le Royal Arc Casino.

For purposes of the Oriental VIP Room Purchase Agreement, “Base Rolling Chip Turnover” means $2,500,000,000 of non-negotiable chips that the Oriental VIP Room Seller’s network of junket agents purchases from Oriental VIP Room’s and the Company’s VIP gaming rooms.

In addition, as more fully set forth below, the Company is required to pay and issue to the Oriental VIP Room Seller (i) up to an aggregate of $39,000,000 and 1,875,000 Ordinary Shares in the event certain rolling chip turnover targets are achieved for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date (the “Base Earnout Payment”), (ii) and additional cash payments and Ordinary Shares in the event the rolling chip turnover targets for each of the three 12 month periods ending June 30, 2014, 2015 and 2016 following the closing date are exceeded, in increments of $25,000,000 (the “Incremental Earnout Payment”).  For each $25,000,000 increment in which the rolling chip Turnover target for such year is exceeded, the Company shall pay an additional $130,000 and issue 6,250 Ordinary Shares.  The Oriental VIP Room Seller is not entitled to any additional Incremental Earnout Payments in the event that the Seller’s rolling chip turnover exceeds $5,000,000,000. As a result, in any year the maximum Incremental Earnout Payment cannot exceed $13,000,000 in cash and 625,000 in Ordinary Shares. In the event that the Seller fails to achieve the Base Rolling Chip Turnover in any year, the Oriental VIP Room Seller will not be entitled to receive any earnout payments. If the Oriental VIP Room Seller achieves an aggregate Rolling Chip Turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016, the Company shall pay an additional $2,500,000 for every $1,000,000,000 of Rolling Chip Turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

F-22

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Earnout Shares, Incentive Shares and Additional Incentive Shares (each as defined in the Oriental VIP Room Purchase Agreement) shall be released and issued to the Oriental VIP Room Seller as follows:

	Rolling Chip Turnover Target
12 Month Period	For Base Earnout Payments	Base Earnout Cash Payments	Base Earnout Shares	Incremental Earnout Payment
June 30, 2014	$2,500,000,000	$13,000,000	625,000	*
June 30, 2015	$2,500,000,000	$13,000,000	625,000	*
June 30, 2016	$2,500,000,000	$13,000,000	625,000	*

*- For each $25,000,000 increment in which the rolling chip turnover target for such year is exceeded, the Company shall pay an additional $130,000 and 6,250 Ordinary Shares will be issued and an aggregate Rolling Chip Turnover of at least $15,000,000,000 for the 36 month period ending June 30, 2016 the Company shall pay an additional $2,500,000 for every $1,000,000,000 of Rolling Chip Turnover in excess of $15,000,000,000 up to a maximum of $12,500,000.

Additionally, Mr. Vong Veng Im has agreed to provide a personal guarantee, through June 30, 2016 providing for the guaranty of all obligations of Oriental VIP Room and the Seller pursuant to the Oriental VIP Room Purchase Agreement, including, but not limited to any bad debts the Oriental VIP Room Seller network of junket agents may have incurred or may incur in the future.

As of June 26, 2013, the total estimated purchase price of $57,803,560 consisting of $10,000,000 in cash, and estimated contingent consideration of $47,803,560 consisting of contingent cash and Ordinary Shares has been allocated based on valuations performed to determine the fair values of the acquired assets as follows:

Bad Debt Guarantee	$16,881
Non-Compete agreement	585,588
Profit interest agreement	56,594,633
Goodwill	606,458

Total Estimated Purchase Price	$57,803,560

In accordance with the FASB ASC Topic 805 on business combinations, a liability of $47,813,997 was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at June 26, 2013. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in the Group’s estimate of the gross profit expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted rolling chip turnover targets are achieved over the earn-out period. Actual achievement of rolling chip turnover targets for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on the Group’s statement of operations and financial position in the period of change in estimate. Fluctuations in the market value of the Company's Ordinary Shares and subsequent performance will cause the fair value to increase or decrease and the resulting change will be recognized in earnings.

Management has considered the factors that make up the goodwill recognized in the transaction including the reputation of the VIP gaming room and its location at the Le Royal Arc Casino in Macau. Additional factors include the synergies between the operations of the Oriental VIP Room and the operations of Sang Heng, Sang Lung, Bao Li Gaming and King’s Gaming, including the expanded network of junket agents and the ability to offer higher tier gaming patrons the opportunity to play at another high end luxury downtown Macau location or a high end luxury Cotai location. These factors do not qualify for separate recognition in the overall purchase price allocation. Total acquisition costs which have been expensed, amounting to approximately $1,252,000.

Management determined that the acquisition of the operations of Oriental VIP Room at the Le Royal Arc Casino in Macau would allow the Company to expand its operations in downtown Macau and appeal to a wider number of gaming patrons. Prior to the acquisition, the Company's had only one VIP gaming room in downtown Macau. Additionally, the acquisition of the operations of Oriental VIP Room brought an additional network of agents and collaborators that may increase revenues at the Company's Macau VIP rooms.

F-23

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of the current and long term portions of the estimated contingent consideration expected to be paid for the acquisition of the Oriental VIP Room:

Years Ended December 31,	Total Contingent Consideration

2013	$10,000,000
2014	20,633,000
2015	17,180,997
$47,813,997

Note 12 — Shareholders’ Equity

Ordinary Shares

AERL is authorized to issue 200,000,000 Ordinary Shares, par value $.0001.  AGRL did not achieve its performance targets, and King’s Gaming did not meet its Gross Profit Target for the year ended December 2012, and therefore no Ordinary Shares were issued during the six months ended June 30, 2013.  The holders of the Ordinary Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

Rights Offering

The Company issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou, Vong Hon Kun, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. Messrs. Lam and Vong agreed to purchase approximately 34% of the shares sold pursuant to the standby purchase for an exercise price not less than the closing price of AERL's Ordinary Shares on May 24, 2013, which was $4.37 per share, at a premium to the exercise price of the rights ($ 3.00 per share). On June 21, 2013, the closing date of the offering, a total of 19,527,950 ordinary shares were issued. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

Directors Compensation

All of the Company’s directors presently receive annual compensation of $30,000 in cash and $20,000 payable in Ordinary Shares, valued at the average of the closing prices of the Ordinary Shares over the three-month period preceding the end of each fiscal year. The Ordinary Shares will be issued the following year.  The chairman of the audit committee will receive additional annual cash compensation of $10,000 and the other members of the audit committee will each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director will also receive cash compensation of $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.  Total director fees charged to operations during the three months ended June 30, 2013 and 2012 were $124,252 and $124,251, respectively; and during the six months ended June 30, 2013 and 2012 were $248,500 and $248,497, respectively.

F-24

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Warrants

As of June 30, 2013 and December 31, 2012, there are no warrants outstanding from AERL's initial public offering ("IPO"), with the exception of the warrants issuable upon the exercise of the underwriter unit purchase option as below.

			Weighted	Average
	Warrants		Average	Remaining
	Outstanding	Warrants	Exercise	Contractual
	(A)	Exercisable	Price	Life
Outstanding December 31, 2012	1,440,000	1,440,000	$5.64	.612 years
Granted	-	-	-	-
Redeemed	-	-	-	-
Exercised	-	-	-	-
Outstanding June30, 2013	1,440,000	1,440,000	$5.64	.112 years

(A)	Represents shares and warrants issuable under the Underwriter Unit Purchase Option of 1,440,000, which will expire on August 10, 2013.

Share Repurchase Program

The Board of Directors has established a share repurchase program, with an expiration date of June 30, 2013 (the “2012 Repurchase Plan”). The 2012 Repurchase Plan authorizes the Company to purchase up to two million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the year ended December 31, 2012, the Company repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,480 pursuant to the 2012 Repurchase Plan. During the quarter ended March 31, 2013, the Company purchased the remaining 726,053 Ordinary Shares for an aggregate purchase price of $2,728,912. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital. In March 2013, The Board of Directors established a new share repurchase program, which will expire on December 31, 2013 (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. During the quarter ended June 30, 2013, the Company did not purchase any Ordinary Shares pursuant to the 2013 Repurchase Plan.

Dividend

During June 2011, the Board of Directors authorized a regular cash dividend of $0.10 per outstanding Ordinary Share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s annual financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income (defined as operating income before amortization of intangible assets and change in fair value of contingent consideration) for the most recently completed fiscal year, less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of Ordinary Shares outstanding on the record date for such dividend. In March 2012, the Board of Directors authorized an increase in the dividend payable after the release of the Company’s 6-month financial statements from $0.10 to $0.12 per outstanding ordinary share.

F-25

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The record date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 15 days after the public release by the Company of the financial results for the applicable six-month period and fiscal year end. The payment date for each period’s dividend will be set by the Company’s management to be as close as practicable to, but no less than, 10 days after the record date. The first dividend was paid on September 2, 2011, totaling $3,880,406. An additional dividend amounting to $7,527,988 was paid on April 18, 2012. On August 31, 2012, the Company paid a dividend of $5,097,296. On April 26, 2013 the Company paid a dividend of $4,142,199.

Preferred Stock

The Company is authorized to issue 1,150,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. There are no issued and outstanding preferred shares at June 30, 2013 and December 31, 2012.

Ordinary Shares Reserved for Future Issuance

At June 30, 2013 and December 31, 2012, the Company has reserved 6,539,600 and 4,664,600 shares of its authorized but unissued Ordinary Shares for possible future issuance in connection with the following:

	June 30, 2013	December 31, 2012

Officer and Director Shares	149,600	149,600

Underwriter Warrants	1,440,000	1,440,000

Contingently Issuable Incentive Shares-King's Gaming	1,200,000	1,200,000

Contingently Issuable Incentive Shares-Bao Li Gaming	1,875,000	1,875,000

Contingently Issuable Incentive Shares-Oriental VIP Room	1,875,000	-

Total	6,539,600	4,664,600

Note 13 — Commitments and Contingencies

Management Agreements

Day-to-day management and operation of the VIP gaming rooms is contracted by the Promoter Companies and the Collaborator to Pak Si Management and Consultancy Limited of Macau (“Pak Si”), a related party management company that is responsible for hiring and managing all staff needed for operations.  This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.).  The principal of Pak Si is the sister-in-law of Mr. Vong, a director of the Company and its chief operating officer.

Sang Heng and Iao Pou, initially entered into one year agreements to provide such services with Pak Si, pursuant to which each of them paid Pak Si $155,000 per month, and King's Gaming paid approximately $77,500 per month for the VIP gaming room at the Venetian Hotel and Casino, from which Pak Si is responsible to pay all salaries, benefits and other expenses of operation.

Beginning in July 2013, the Oriental VIP Room entered into a management agreement with Pak Si for $103,000 per month.

Effective January 1, 2013, the monthly payments were revised for Sang Heng and Sang Lung from $180,000 to $155,000 each, and Bao Li and King’s Gaming remained at a monthly rate of $103,000.

F-26

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Total expenses for Pak Si's services were $1,546,033 and $1,391,466 during the three months ended June 30, 2013 and 2012, respectively; and $3,093,222 and $2,783,147 during the six months ended June 30, 2013 and 2012, respectively.  Amounts due to Pak Si as of June 30, 2013 and December 31, 2012 were $515,710 and $567,683, respectively and have been recorded in accrued expenses.

Employment Agreements

AGRL entered into employment agreements with five executive officers: Mr. Lam (Chairman of the Board), Leong Siak Hung (Chief Executive Officer), Li Chun Ming (Chief Financial Officer), Mr. Vong (Director), and Lam Chou In (Operating Officer) that became effective upon the closing of the acquisition of AGRL.  Upon the closing of the acquisition of King’s Gaming, AERL has entered into two additional employments contracts with Mr. Mok and Mr. Wong. Upon the closing of the acquisition of Bao Li, the Company entered into employment agreements with Mr. Lou and Mr. Lei. In February 2012 the Board amended the employment contracts with Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun, Ip Ching Wah, Lam Chou In, Mok Chi Hung and Wong Hon Meng effective January 1, 2012 to increase their respective annual salaries. Upon the acquisition of the Oriental VIP Room, the Company entered into a 5 year employment agreement with Vong Veng Im. Beginning July 1, 2013, the Company entered into a two year employment agreement with Chien Lee. The employment agreements for Mr. Leong and Mr. Li expired in February 2013 and are continuing on the same terms on a month to month basis.

Annual minimum compensation for the terms of the employment agreements, as amended, is as follows:

2013	$988,209
2014	1,078,176
2015	679,285
2016	448,000
2017	124,000
Thereafter	62,000
Total	$3,379,670

Each executive is entitled to paid vacation in accordance with AGRL’s policies and other customary benefits. The employment agreements provide that the executive, during the period of five years following the termination of his employment (three years in the case of Messrs. Leong and Li), shall not compete with AGRL or solicit any of its employees. The agreements with each of Leong Siak Hung, Li Chun Ming Raymond, Lam Man Pou, Vong Hon Kun and Lam Chou In contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any Ordinary Shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to the Company all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

Total compensation charged to operations during the three months ended June 30, 2013 and 2012 related to these employment contracts were $319,645 and $237,887, respectively; and during the six months ended June 30, 2013 and 2012 were $639,289 and $475,774, respectively.

Office Lease

The Company has office leases in Hong Kong and Macau for executive offices which expire in September 2015 and April, 2016, respectively.  The Company also rents a storage space on a month to month basis for $6,960 per month. Minimum future lease payments are $37,331, $76,226, $64,760 and $11,857 for the years ended December 31, 2013, 2014, 2015 and 2016. Rent expense was $24,975 and $18,422 for the three months ended June 30, 2013 and 2012, respectively; and $41,713 and $36,883 for the six months ended June 30, 2013 and 2012, respectively.

F-27

ASIA ENTERTAINMENT & RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Revenue Sharing

Beginning in September 2012, the Company has adopted a new program to allow certain cash basis junket agents (non-marker) to share in the risk of wins and losses in the VIP gaming rooms. The maximum percentage of sharing that the junket agent may elect to share in the risk of wins and losses is limited to their percentage of rolling chip turnover during the previous month. The junket agent must make its election by the second day of the subsequent month and may elect from zero percent to the maximum percent. Based upon the participating junket agents during the month of July 2013, a total of approximately $490,671 was recorded as additional commission expense in July 2013. Due to fluctuations in wins and losses as well as the junket agents’ participation, levels, the total amount of revenues and losses shared as well as their percentage of rolling chip turnover may fluctuate significantly.

Certain Risks and Uncertainties

The Group’s operations are dependent on the annual renewal of the gaming licenses by the Macau SAR to the Promoter Companies and the registration of the Collaborator by the licensed gaming promoter.  The tenure of the Promoter Companies and the Collaborator acting as gaming promoters and collaborator for the Casinos is subject to the Gaming Representative / Gaming Promoter Arrangements and Collaborator Agreement.

The Group may not be able to collect all of their markers receivable from the junket agents. Management expects that the Group will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent that junket agents of the Group, through the Promoter Companies and the Collaborator, are from other jurisdictions, the Group may not have access to a forum in which they will be able to collect all of their markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and the Group may encounter forums that will refuse to enforce such debts. The Group’s inability to collect gaming debts could have a significant negative impact on their operating results.

The Group receives all of their revenue from gaming patrons within the Asia-Pacific Region. If economic conditions in these areas were to decline materially or additional casino licenses to new Casino Operators were awarded in these locations, the Group’s consolidated results of operations could be materially affected.

Note 14 — Related Party Transactions

During three and six months ended June 30, 2013 the Group’s paid an affiliate of Mr. Leong, Mr. Lam and Mr. Vong approximately $166,341 and $308,341 for catering and restaurant services.

Note 15 — Segment and Geographic Information

During six months ended June 30, 2013 and 2012, all of the Group’s principal operating and developmental activities occurred in Macau. Management reviews the results of operations for its key operating segment in Macau.

F-28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors.

You should read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited consolidated financial statements and related footnotes thereto included in this report and in conjunction with the MD&A and the audited consolidated financial statements and related footnotes thereto included in our annual report on Form 20-F for the year ended December 31, 2012. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

Overview

We are a holding company that operates a gaming promotion business in VIP gaming rooms located in hotels and casinos in Macau through our wholly owned subsidiary, Asia Gaming & Resort Limited (“AGRL”), its subsidiaries, promoter companies and collaborator. We were incorporated in the Cayman Islands on September 24, 2007 under the name “CS China Acquisition Corp.” for the purpose of acquiring an operating business.

Prior to the business combination with AGRL, we had no operating business.

On February 2, 2010, we acquired all of the outstanding securities of AGRL from Spring Fortune Investment Ltd. (“Spring Fortune”), resulting in AGRL becoming our wholly owned subsidiary. Upon the business combination with AGRL, we changed our name to “Asia Entertainment & Resources Ltd.” (“AERL”).

AGRL was incorporated on May 2, 2007 in Hong Kong. It is a holding company of subsidiaries that, through profit interest agreements with affiliated companies and business known as promoter companies and collaborator respectively, are entitled to receive all of the profits of the promoter companies and collaborator from VIP gaming rooms promoted by the promoter companies and collaborator in casinos at major hotels in Macau.

The acquisition of AGRL has been accounted for as a “reverse merger” and recapitalization since Spring Fortune, the former shareholder of AGRL, became the owner of a majority of the outstanding Ordinary Shares immediately following the completion of the transaction and has significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity, in accordance with the provisions of FASB ASC Topic 805 "Business Combinations". Accordingly, AGRL was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and are recorded at the historical cost basis of AGRL. Our assets, liabilities and results of operations were consolidated with the assets, liabilities and results of operations of AGRL after consummation of the acquisition.

Foxhill, Billion Boom, Kasino Fortune, Super Number, Jubilee Dynasty and Frontier Champion are the significant subsidiaries of AGRL, which have a relationship with AGRL’s VIP gaming promoters (the “Promoter Companies”) and the collaborator (“Vong Veng Im” or “Oriental VIP Room”).

The Promoter Companies and the Oriental VIP Room became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies and the Oriental VIP Room. Management’s determination of the appropriate accounting method with respect to AGRL’s VIEs is based on FASB ASC Topic 810, “Consolidation of Variable Interest Entities”. AGRL consolidates the VIEs in which it is the primary beneficiary and will disclose significant variable interests in VIEs of which it is not the primary beneficiary, if any. Therefore, the operations of the Promoter Companies and the Collaborator are to be consolidated with those of AGRL for all periods subsequent to the closing of the acquisitions.

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We completed the acquisition of the rights to 100% of the profits derived by King’s Gaming for the promotion of the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau in November 2010. King’s Gaming moved its VIP gaming room to Sands Cotai Central in February 2013.

We completed the acquisition of the rights to 100% of the profits derived by Bao Li Gaming Promotion Limited (“Bao Li Gaming”) for the promotion of the Kam Bao Li Club at the City of Dreams Hotel and Casino in Macau in September 2012.

On June 26, 2013, the Company entered into an agreement to acquire the right to 100% of the profits derived by the Vong Veng Im from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau. Vong Veng Im functions as a Collaborator for the licensed gaming promoter of the VIP gaming rooms at Le Royal Arc Casino in Macau. According to Macau laws, a collaborator needs to enter into an agreement with a licensed gaming promoter and registered with the Gaming Inspection and Coordination Bureau of the Macau SAR.

●	Sang Heng, King’s Gaming, Bao Li Gaming, Sang Lung are promoters and the Oriental VIP Room is a collaborator of our VIP gaming rooms, which are private room gaming facilities in casinos, in Macau, Special Administrative Region (“Macau” or “Macau SAR”), China.

Highlights

When compared to the six months ended June 30, 2012, there is minor decrease (0.15%) in our revenue in the six months ended June 30, 2013 period-over-period, compared to the overall growth in Macau of 15.3% and growth in VIP Baccarat of 10.5% according to the Macau Gaming Inspection and Coordination Bureau (DICJ). The following factors contributed to our results of operations:

•	The slowdown in the growth of overall Macau gaming revenue from 19.8% period-over-period in 2012 to 15.3% period-over-period in 2013;

•	The economic slowdown in parts of Mainland China caused us to reduce the amount of markers made available to gaming patrons and to take steps to collect outstanding markers. A gaming patron can be a player, a junket agent or even a collaborator. The reduction in amounts made available to gaming patrons negatively impacted the growth in our total Rolling Chip Turnover. Rolling Chip Turnover generally is correlated with the availability of cage capital that can be made available for credit to gaming patrons. In order to reduce the effects of the tightening of credit to gaming patrons, management is continuing to explore ways to enlarge its network of junket agents. If recent improvement in the China economy is sustainable, we shall consider relaxing our credit policy towards our junket agents. As an incentive to attract more non-credit junket agents (junket agents who provide their own credit to players), beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under a revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover.

Recent Activities

Beginning in January 2013, the Company began receiving service revenues for hotel and casino services charged to junket agents. Previously, the junket agents received these services on a complimentary basis. The commission rates for junket agents were adjusted to reflect the reduction of complimentary services.

In February 2013, the Company moved one of its VIP gaming rooms from the Venetian Macao-Resort-Hotel to a new room at the Sands Cotai Central. The new VIP room has four tables plus a private room for a total of five tables.

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In June 2013, we issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou and Vong Hon Kun (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering and the standby purchases, a total of 19,527,950 ordinary shares were issued in exchange for $29,354,850 in cash and the cancellation of $34,197,930 of debt. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

On June 26, 2013, we completed the purchase of the profit interest pursuant to a Profit Interest Purchase Agreement (“Oriental VIP Room Purchase Agreement”) with Mr. Vong Veng Im (the “Oriental VIP Room Seller”), to acquire the right to 100% of the profit derived from the promotion of a VIP gaming room at the Le Royal Arc Casino in Macau. In accordance with the FASB ASC Topic 805 on business combinations, the total estimated purchase price has been allocated based on valuations performed to determine the fair values of the acquired assets. A liability was recognized for the estimated acquisition fair value of the contingent consideration based on the probability of the achievement of the rolling chip turnover targets at June 26, 2013.

RESULTS OF OPERATIONS

Three Months ended June 30, 2013 Compared to the Three Months ended June 30, 2012

The following table sets forth certain information regarding our unaudited results of operations for the three months ended June 30, 2013 and 2012 (all figures are in $ thousands except ratios and percentages).

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	% change from 2012 to 2013
Revenue from VIP gaming promotion	$63,545	$58,531	9%

Commission to junket agents	$47,651	$38,095	25%

Selling, general and administrative expenses	$6,326	$4,367	45%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$6,573	$14,332	(54)%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	10.34%	24.49%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results for the three months ended June 30, 2013 and 2012 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets related to the acquisitions of King's Gaming and Bao Li Gaming (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures on page 39).

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	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	% change from 2012 to 2013
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$9,122	$15,600	(42)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	14.36%	26.65%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets made by gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a gaming patron continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the three months ended June 30, 2013 and 2012 (all figures are in $ thousands except for ratios and percentages).

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	% change from 2012 to 2013
Rolling Chip Turnover	$4,464,312	$4,682,430	(5)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.42%	1.25%	14%

Commission to junket agents/Rolling Chip Turnover	1.07%	0.81%	32%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.36%	0.44%	(18)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.14%	0.09%	56%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.15%	0.31%	(51)%

Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under a revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 51% in our four VIP gaming rooms. With the addition of the Oriental VIP Room, we will promote a total of five VIP gaming rooms and forty gaming tables.

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The decision to change to the revenue sharing model was made as a result of the Company’s expansion to four VIP gaming rooms, giving the Company the ability to spread the risk of fluctuations surrounding gaming wins and losses.

Gaming wins and losses are sometimes referred to as the “win rate” in the VIP gaming rooms. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gaming wins and losses divided by Rolling Chip Turnover). The statistical average win rate for baccarat ranges from 2.85% to 3.00%.

Below is a quarterly analysis of the win rate in our VIP gaming rooms from January 1, 2012 to June 30, 2013:

Period	Win Rate %

Q1 2012	2.93%
Q2 2012	3.10%
Q3 2012	3.13%
Q4 2012	3.00%
Q1 2013	3.29%
Q2 2013	3.06%

Revenue from VIP gaming promotion was $63,544,865 for the three months ended June 30, 2013, as compared to $58,531,067 for the three months ended June 30, 2012, an increase of 8.57%, principally as a result of the following factors:

(i)	the win rate for the quarter ended June 30, 2013 being higher than the statistical average of 2.85%-3.00%;

(ii)	the change in remuneration model from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012;

(iii)	the acquisition of the profit rights derived by Bao Li Gaming during September 2012; and

(iv)	The additional net services revenues received from junket agents and gaming patrons.

Revenue from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 14% to 1.42% during the three months ended June 30, 2013, from 1.25% during the three months ended June 30, 2012 as a result of changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model beginning in September 2012, a higher than statistical average win rate and the impact of net services revenues. All of our VIP gaming rooms now operate under the revenue sharing model. Prior to the change, the VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau, all operated under the fixed commission model of 1.25% on Rolling Chip Turnover.

Availability of cage capital, our credit extension policies, our junket agents network and the win rate in the VIP gaming rooms have the most significant impact on our revenue. As of June 30, 2013, the total available lines of credit from the Casino Operators are an aggregate of approximately $59,307,000, and the Casino Operators may extend temporary credit in excess of this amount. As of December 31, 2012, the total available lines of credit are an aggregate of approximately $59,349,000. Additional cage capital is available as a result of the retained profits. As of September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in cage capital, the number of rooms and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. Due to slowdown of China’s economy, we reduced the amounts of markers made available to junket agents and took steps to collect outstanding markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover during the last four quarters. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover by working with junket agents who can provide their own capital (“non-credit junket agent”). Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to junket agents, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming and the Oriental VIP Room, and to implement a more attractive commission program for junket agents as we have the flexibility after changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. If recent improvement in the China economy is sustainable, we shall consider increasing credit made available to junket agents.

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The commission paid to junket agents increased by $9,556,198, or 25.09%, during the three months ended June 30, 2013, as compared to the same period in 2012, as a result of higher commission rates. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 1.07% for the three months ended June 30, 2013, up from 0.81% for the three months ended June 30, 2012, as a result of greater non-marker commission paid and less direct business in relation to total Rolling Chip Turnover as a result of the tightening of credit to gaming patrons in 2013, and the upward adjustment to commission rates as a result of the Company compensating its junket agents for no longer providing complimentary hotel and casino services and to increase the market competitiveness. Previously, the junket agents received hotel and casino services on a complimentary basis. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This also resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Sales, general and administrative expenses increased by approximately $1,958,190 or 44.84%, while revenue increased by 8.57%, during the three months ended June 30, 2013 as compared to 2012. Legal and professional fees increased by approximately $1,095,000 after offset by reduced compliance costs, the increase was due to costs associated with the acquisition of Oriental VIP Room of approximately $1,252,000. VIP gaming room operating costs decreased approximately $1,550,000 as a result of netting services revenues with service expenses during the current period while in the prior period we provided these services on a complimentary basis. Costs associated with our planned Hong Kong listing of approximately $1,622,000 which were expensed based upon management’s decision to not offer new Ordinary Shares. Salaries increased by approximately $511,000 as a result of an increase in the number of employees and direct employment of employees for Bao Li Gaming.  Management fees increased by approximately $155,000 primarily as a result of the addition of Bao Li Gaming beginning in September 2012. These increases were partially offset by a decrease in management fees due to direct employment of some employees from Pak Si.

The special rolling tax decreased by $22,050, or 4.71%, during the three months ended June 30, 2013 as compared to the same period in 2012 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.7%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming and Bao Li Gaming, was $6,573,053 for the three months ended June 30, 2013, as compared to operating income of $14,331,816 for the three months ended June 30, 2012, a decrease of approximately 54.14%, principally as a result of higher commission rate paid to the Agents, costs associated with the acquisition, costs associated with planned Hong Kong listing, additional management fee and salaries related to Bao Li Gaming, additional amortization associated with intangible assets and agent commissions. Operating income was 10.34% as a percentage of revenue from VIP gaming promotion, was lower than in prior periods.  In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. The additional sharing that the junket agents received as a result of higher win rate during the three months ended June 30, 2013 resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Non-GAAP income, before amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming, as a percentage of revenue from VIP gaming promotion was 14.36% for the three months ended June 30, 2013, as compared to 26.65% for the three months ended June 30, 2012.  The decrease as a percentage of revenue from VIP gaming promotion was due to higher commissions, Hong Kong Listing expenses, acquisition costs, higher management fees paid, the increase in the number of direct employees and the increase in the amortization of intangible assets in relation to revenue from VIP gaming promotion.

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The change in the fair value of the contingent consideration was unchanged for King’s Gaming as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming Sellers. Additionally, there was an increase to the contingent consideration liability for Bao Li Gaming of $9,551,634 due primarily to an increase in the forecasted Rolling Chip Turnover performance of Bao Li. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range and Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

Earnings (loss) per share (“EPS”) attributable to ordinary shareholders for the three months ended June 30, 2013 was $(0.06), for basic and fully diluted based upon the basic and fully diluted weighted average share count of 46,101,725.

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the three months ended June 30, 2013 was $0.21 for basic and $0.19 for fully diluted based upon the basic and fully diluted weighted average share counts of 46,101,725 (basic) and 46,619,952 (fully diluted).

Six Months ended June 30, 2013 Compared to the Six Months ended June 30, 2012

The following table sets forth certain information regarding our unaudited results of operations for the six months ended June 30, 2013 and 2012 (all figures are in $ thousands except ratios and percentages).

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	% change from 2012 to 2013
Revenue from VIP gaming promotion	$125,663	$125,849	0%

Commission to junket agents	$90,392	$81,623	11%

Selling, general and administrative expenses	$9,982	$9,211	8%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration	$19,456	$31,471	(38)%

Percentage of operating income after amortization of intangible assets and before change in fair value of contingent consideration/Revenue from VIP gaming promotion	15.48%	25.01%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results for the six months ended June 30, 2013 and 2012 are used by management to evaluate our financial performance prior to the deduction of amortization of intangible assets related to the acquisitions of King's Gaming and Bao Li Gaming (all figures are in $ thousands except ratios and percentages) (see Non-GAAP Financial Measures on page 39).

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	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	% change from 2012 to 2013
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$24,434	$34,008	(28)%

Percentage of Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming promotion	19.44%	27.02%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets made by gaming patrons. Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips. If a gaming patron continues to make bets, they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated as percentages of Rolling Chip Turnover, and represent the changes in revenue, expenses and income in comparison to the change in gaming volume which investors and management use to assess the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results relating to our Rolling Chip Turnover and certain performance ratios for the six months ended June 30, 2013 and 2012 (all figures are in $ thousands except for ratios and percentages).

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	% change from 2012 to 2013
Rolling Chip Turnover	$8,560,354	$10,066,704	(15)%

Revenue from VIP gaming promotion/Rolling Chip Turnover	1.47%	1.25%	18%

Commission to junket agents/Rolling Chip Turnover	1.06%	0.81%	31%

Gross margin (Revenue less commissions and special rolling tax)/Rolling Chip Turnover	0.41%	0.44%	(7)%

Selling, general and administrative expenses/Rolling Chip Turnover	0.12%	0.09%	33%

Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.23%	0.31%	(26)%

Beginning in September 2012, we changed our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. Under a revenue sharing model, we share in the gaming wins and losses of the VIP gaming rooms we promote. Our share of the gaming wins and losses ranges from 42.5% to 51% in our four VIP gaming rooms. With the addition of the Oriental VIP Room effective July 1, 2013, we will promote a total of five VIP gaming rooms and forty gaming tables.

The decision to change to the revenue sharing model was made as a result of the Company’s expansion, giving the Company the ability to spread the risk of fluctuations surrounding gaming wins and losses.

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Gaming wins and losses are sometimes referred to as the “win rate” in the VIP gaming rooms. The win rate is the percentage of Rolling Chip Turnover wagered in the VIP gaming room that is won by the casino (gaming wins and losses divided by Rolling Chip Turnover). The statistical average win rate for baccarat ranges from 2.85% to 3.00%.

Revenue from VIP gaming promotion was $125,663,364 for the six months ended June 30, 2013, as compared to $125,849,178 for the six months ended June 30, 2012, a nominal decrease, principally impacted by the following factors:

(i)	the change in remuneration model from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012; and

(ii)	the acquisition of the profit rights from Bao Li Gaming during September 2012; and

(iii)	The additional net services revenues received from junket agents and gaming patrons.

Revenue from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 17% to 1.47% during the six months ended June 30, 2013, from 1.25% during the six months ended June 30, 2012 as a result of changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model beginning in September 2012, a higher than statistical average win rate and the impact of net services revenues. All of our VIP gaming rooms now operate under the revenue sharing model. Prior to the change, the VIP gaming rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau, all operated under the fixed commission model of 1.25% on Rolling Chip Turnover.

Availability of cage capital, our credit extension policies, our junket agents network and the win rate in the VIP gaming rooms have the most significant impact on our revenue. As of June 30, 2013, the total available lines of credit from the Casino Operators are an aggregate of approximately $59,307,000, and the Casino Operators may extend temporary credit in excess of this amount. As of December 31, 2012, the total available lines of credit are an aggregate of approximately $59,349,000. Additional cage capital is available as a result of the retained profits. As of September 1, 2012, all of our revenue is derived from the revenue sharing model, which has a higher risk of volatility than revenue earned under the fixed commission model. With the increase in cage capital, the number of rooms and the number of gaming tables available to us, management believes the risk of loss is lower than in prior periods. Due to slowdown of China’s economy, we reduced the amounts of markers made available to junket agents and took steps to collect outstanding markers. The reduction in amounts made available to junket agents negatively impacted the growth in our total Rolling Chip Turnover during the last three quarters. As a result, we continue our marketing efforts to increase our Rolling Chip Turnover by working with junket agents who can provide their own capital (“non-credit junket agent”). Rolling Chip Turnover is correlated with the availability of cage capital and the win rate in the VIP gaming room. In order to reduce the effects of the policy of tightening credit to junket agents, management continues to explore ways to enlarge its network of junket agents, including through the acquisition of Bao Li Gaming and the Oriental VIP Room (effective July 1, 2013), and to implement a more attractive commission program for junket agents as we have the flexibility after changing our remuneration model from a fixed commission of 1.25% on Rolling Chip Turnover to a revenue sharing model. If recent improvement in the China economy is sustainable, we shall consider increasing credit made available to junket agents.

The commission paid to junket agents increased by $8,768,908, or 10.74%, during the six months ended June 30, 2013, as compared to the same period in 2012, as a result of higher commission rates, partially offset by a decrease in total Rolling Chip Turnover. The commission paid to junket agents, as a percentage of Rolling Chip Turnover, was 1.06% for the six months ended June 30, 2013, up from 0.81% for the six months ended June 30, 2012, as a result of greater non-marker commission paid and less direct business in relation to total Rolling Chip Turnover as a result tightening of credit to gaming patrons in 2013, and the upward adjustment to commission rates as a result of the Company compensating its junket agents for no longer providing complimentary hotel and casino services and to increase the market competitiveness. Previously, the junket agents received these services on a complimentary basis. In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This also resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

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Sales, general and administrative expenses increased by approximately $770,244 or 8.36%, while revenue decreased by 0.15%, during the six months ended June 30, 2013 as compared to 2012. Legal and professional fees increased by approximately $1,075,000 after offset by reduced compliance costs, the increase was due to costs associated with the acquisition of Oriental VIP Room of approximately $1,252,000. VIP gaming room operating costs decreased approximately $3,567,000 as a result of netting services revenues with service expenses during the current period while in the prior period we provided these services on a complimentary basis. Costs associated with our planned Hong Kong listing of approximately$1,622,000 which were expensed based upon management’s decision to not offer new Ordinary Shares in connection with the Hong Kong listing. Salaries increased by approximately $1,000,000 as a result of an increase in the number of employees and direct employment of employees for Bao Li Gaming.  Management fees increased by approximately $309,000 primarily as a result of the addition of Bao Li Gaming beginning in September 2012. These increases were partially offset by a decrease in management fees due to direct employment of some employees from Pak Si.

The special rolling tax decreased by $150,868, or 14.99%, during the six months ended June 30, 2013 as compared to the same period in 2012 as a direct result of the decrease in Rolling Chip Turnover. The percentage of the rolling tax to revenue from VIP gaming promotion remained consistent at approximately 0.7%.

Operating income, after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisitions of King's Gaming and Bao Li Gaming, was $19,456,324 for the six months ended June 30, 2013, as compared to operating income of $31,471,041 for the six months ended June 30, 2012, a decrease of approximately 38.18%, principally as a result of costs associated with the acquisition, costs associated with planned Hong Kong listing, additional management fee and salaries related to Bao Li Gaming, additional amortization associated with intangible assets and agent commissions. Operating income was15.48% as a percentage of revenue from VIP gaming promotion, was lower than in prior periods.  In order to attract more non-credit junket agents, beginning on September 1, 2012, we provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. The additional sharing that the junket agents received as a result of higher win rate during the six months ended June 30, 2013 resulted in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

Non-GAAP income, before amortization of intangible assets and change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming, as a percentage of revenue from VIP gaming promotion was19.44% for the six months ended June 30, 2013, as compared to 27.02% for the six months ended June 30, 2012.  The decrease as a percentage of revenue from VIP gaming promotion was due to higher commissions, Hong Kong Listing expenses, acquisition costs, higher management fees paid, the increase in the number of direct employees and the increase in the amortization of intangible assets in relation to revenue from VIP gaming promotion.

The change in the fair value of the contingent consideration King’s Gaming was unchanged as the forecasted gross profit level of King’s Gaming resulted in no additional earn-out shares expected to be earned by the King’s Gaming Sellers. Additionally, there was an increase to the contingent consideration liability for Bao Li Gaming of $15,481,200 due primarily to an increase of approximately 37% in the market price of our Ordinary Shares as compared to December 31, 2012, as well as an increase in the forecasted Rolling Chip Turnover performance of Bao Li. As required by FASB ASC Topic 805 on business combinations, any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the gross profit and Rolling Chip Turnover expected to be achieved, will be recognized in earnings in the period that estimated fair value changes. The fair value estimate assumes probability-weighted gross profit and Rolling Chip Turnover are achieved over the earn-out period. Actual achievement of gross profit range and Rolling Chip Turnover Target for this assumed earn-out period could reduce the liability to zero. A change in the fair value of the acquisition-related contingent consideration could have a material impact on our statement of operations and financial position in the period of change in estimate.

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Earnings per share (“EPS”) attributable to ordinary shareholders for the six months ended June 30, 2013 was $0.09, for basic and fully diluted based upon the basic and fully diluted weighted average share counts of 45,032,405 (basic) and 45,292,949 (fully diluted) .

Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the six months ended June 30, 2013 was $0.54 for basic and fully diluted

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and six months ended June 30, 2013 and 2012 differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended June 30, 2013	For the Three Months Ended June 30, 2012

Net income (loss) attributable to ordinary shareholders	$(2,978,581)	$22,037,168

Amortization of intangible assets	2,548,542	1,268,319

Change in fair value of contingent consideration	9,551,634	(7,705,352)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$9,121,595	$15,600,135

	For the Three Months Ended June30, 2013		For the Three Months Ended June30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (loss) per share attributable to ordinary shareholders	$(0.06)	$(0.06)	$0.48	$0.48

Amortization of intangible assets	0.06	0.05	0.03	0.03

Change in fair value of contingent consideration	0.21	0.20	(0.17)	(0.17)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.21	$0.19	$0.34	$0.34

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	For the Six Months Ended June 30, 2013	For the Six Months Ended June 30, 2012

Net Income attributable to ordinary shareholders	$3,975,124	$37,365,472

Amortization of intangible assets	4,977,454	2,536,835

Change in fair value of contingent consideration	15,481,200	(5,894,431)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$24,433,778	$34,007,876

	For the Six Months Ended June 30, 2013		For the Six Months Ended June 30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.09	$0.09	$0.81	$0.81

Amortization of intangible assets	0.11	0.11	0.06	0.06

Change in fair value of contingent consideration	0.34	0.34	(0.13)	(0.13)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.54	$0.54	$0.74	$0.74

Liquidity and Capital Resources

As of June 30, 2013, total available cage capital in Macau was approximately $299,991,000.  The total available cage capital is comprised of markers receivable of approximately $260,150,000 and cash, cash chips and non-negotiable chips of approximately $39,840,816.  AERL’s loans from related parties decreased from $62,214,078 as of December 31, 2012 to $29,032,597as of June 30, 2013, a decrease of $33,181,481. The repayment was in conjunction with the rights offering completed in June 2013 and the regulatory requirements of the Company’s planned listing of the Company’s Ordinary Shares on the Hong Kong Stock Exchange. A total of 3,312,620 Ordinary Shares were issued at $4.50 per share and 6,430,380 were issued at $3.00 per share to reduce the outstanding balance. The balance of $25,802,070 was repaid out the cash proceeds from the rights offering in July 2013. Any remaining balance is expected to be repaid prior to the listing of our Ordinary Shares on the Hong Kong Stock Exchange. AERL’s related parties have guaranteed the lines of credit with the Casino Operators, as well as uncollectible markers receivable (if any), which further reasonably demonstrates the strong commitment from the principals to the continued success of the Company.

We issued one transferable subscription right for each two ordinary shares then owned to stockholders of record on June 3, 2013. The rights entitled rights holders to subscribe for an aggregate of up to 20,225,582 ordinary shares. The subscription price was $3 per ordinary share to be exercised. As a result of a standby purchase agreement with certain persons, including Lam Man Pou and Vong Hon Kun, (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase a number of ordinary shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the rights offering, referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for 34% of such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun was $4.50 per share. On June 21, 2013, the closing date of the offering, a total of 19,527,950 ordinary shares were issued. The Company incurred offering costs of $2,067,809, which have been recorded as a reduction of Additional Paid in Capital.

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As of June 30, 2013, AERL had cash and cash equivalents balance of $39,840,816. Cash and cash equivalents provided by operations was $16,799,893 for the six months ended June 30, 2013, compared to cash provided by operations of $38,905,094 for the six months ended June 30, 2012 as a result of our increased utilization of our lines of credit and increased outstanding markers receivable. The Company’s credit risk is primarily attributable to markers receivable which are guaranteed by Mr. Lam, Mr. Vong, Mr. Mok and Mr. Lou. Management has a credit policy in place and the exposure to these credit risks are monitored on an ongoing basis. With respect to markers receivable, credit evaluations are performed on all junket agents and direct gaming patrons. These evaluations focus on the junket agent or direct gaming patron’s past history of making payments when due and current ability to pay, and take into account information specific to the junket agents and direct gaming patrons as well as analysis of the economic environment from which the junket agents and direct gaming patrons come from. As of June 30, 2013, management believes that there is no concentration of credit risk related to markers receivable.

We have available lines of credit of approximately $59,307,000 from Casino Operators, of which $40,225,365 was outstanding as of June 30, 2013. The lines of credit may be increased from time to time at the discretion of the Casino Operators.

If the Casino Operators decide not to renew the lines of credit in any given month, Rolling Chip Turnover may be reduced as a result of reducing credit extended to junket agents and gaming patrons for gaming purposes. As a result, the amount of the reduced Rolling Chip Turnover, our gaming revenue from the Casino Operators and our net operating income might also be reduced.

Our expected sources of repayment of the Lines of Credit are the repayment of markers receivable from junket agents and gaming patrons as well as receivables due from the Casino Operators.

In order to attract more non-credit junket agents, beginning on September 1, 2012, the Company provided an option for large non-credit junket agents to share the wins and losses under the revenue sharing model based on their proportionate contribution of total Rolling Chip Turnover. This may result in a higher percentage of commission paid to junket agents in relation to Rolling Chip Turnover.

We paid dividends totaling $3,880,406 on September 2, 2011, $7,527,988 on April 18, 2012, $5,097,296 on August 31, 2012, and $4,142,199 on April 26, 2013.

During the year ended December 31, 2012, we repurchased an aggregate of 1,273,947 Ordinary Shares for an aggregate purchase price of $4,166,483 pursuant to the 2012 Repurchase Plan. By the end of February 2013, the Company had repurchased the remaining 726,053 Ordinary Shares available under the 2012 Repurchase Plan for an aggregate purchase price of $2,728,912. The Ordinary Shares have been retired and the purchase price was allocated to par value and additional paid in capital. In March 2013 the Board of Directors established a new share repurchase program, which will expire on December 31, 2013 (the “2013 Repurchase Plan”). The 2013 Repurchase Plan authorizes the Company to purchase up to four million of its Ordinary Shares on the open market at prices to be determined by the Company’s management. Any Ordinary Shares repurchased under the 2013 Repurchase Plan will be retired and the purchase price was allocated to par value, additional paid in capital and retained earnings based on US GAAP.

We made cash payments of $9,000,000 and $10,000,000 for the acquisitions of King’s Gaming and the Oriental VIP Room during the six months ended June 30, 2013.

Future Sources and Uses of Cash

We expect that our future liquidity and capital requirements will be affected by:

•	Capital requirements related to prior and future acquisitions;

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•	Cash flow from acquisitions;

•	Working capital requirements;

•	Funds obtained as a result of the exercise of our Unit Purchase Option;

•	Dividend distributions;

•	Repurchase of outstanding shares;

•	Funds raised through the sale of our securities; and

•	Earnings accumulated and reinvested.

Other Events

On August 22, 2013, the Company issued a press release announcing second quarter and half year of 2013 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 26, 2013

ASIA ENTERTAINMENT & RESOURCES LTD.

By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

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EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 22, 2013

101.1	Interactive Data Files *

* To be filed by amendment

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